SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number

1.1	Circular regarding continuing connected transactions and discloseable transaction under China Telecom Financial Services Framework Agreement and notice of extraordinary general meeting, dated February 27, 2019

1.2	Notice of extraordinary general meeting, dated February 27, 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: February 27, 2019	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE

TRANSACTION UNDER CHINA TELECOM FINANCIAL SERVICES

FRAMEWORK AGREEMENT

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

TRINITY CORPORATE FINANCE LIMITED

A letter from the Board is set out on pages 5 to 18 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 19 to 20 of this circular. A letter from Trinity Corporate Finance Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 21 to 40 of this circular.

A notice dated 27 February 2019 convening an Extraordinary General Meeting of the Company to be held at 31

Jinrong Street, Xicheng District, Beijing, PRC on 18 April 2019 at 10:00 a.m. is set out on pages 44 to 45 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

27 February 2019

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Annual Caps”	the maximum aggregate annual values

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC’	China Banking and Insurance Regulatory Commission, including its designated institution

“CCS”	China Communications Services Corporation Limited (中國通信服務股份有限公司), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 30 August 2006 and whose H shares are listed on the Stock Exchange. Its principal business includes the provision of telecommunications infrastructure services, business process outsourcing services and applications and content and other services

“CCS EGM”	the extraordinary general meeting of CCS to be convened, or any adjournment thereof

“CCS Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and CCS on 1 February 2019 for the provision of various financial services to the CCS Group

“CCS Group”	CCS and its subsidiaries

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團 有限公司), its associates and its commonly held entity held with the Group, excluding the Group and the CCS Group

“China Telecommunications Corporation Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and the Parent Company on 1 February 2019 for the provision of various financial services to China Telecommunications Corporation

DEFINITIONS

“China Telecom Finance”	China Telecom Group Finance Co., Ltd. (中國電信集團 財務有限公司), a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company

“China Telecom Financial Services Framework Agreement”	the financial services framework agreement entered into between the Company and China Telecom Finance on 1 February 2019 for the provision of various financial services to the Group

“Company”	China Telecom Corporation Limited (中國電信股份有 限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“commonly held entity”	has the meaning ascribed to it in the Listing Rules

“connected person”	has the meaning ascribed to it in the Listing Rules

“connected subsidiary”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 18 April 2019, the notice of which is set out in this circular, or any adjournment thereof

“Group”	the Company and its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

DEFINITIONS

“HK$” or “HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this circular are translated from Renminbi at HK$1.00 = RMB0.8546. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance and the proposed Annual Caps applicable thereto

“Independent Financial Adviser” or “Trinity”	Trinity Corporate Finance Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance and the proposed Annual Caps applicable thereto

“Independent Shareholders”	shareholders of the Company other than the Parent Company and its associates

“Latest Practicable Date”	22 February 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“major cooperative commercial banks”	major cooperative state-owned commercial banks and national joint stock commercial banks

DEFINITIONS

“member units”	has the meaning ascribed to it in the definition of Article 3 of the Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), including the parent company and its subsidiary in which the parent company holds more than 51% of the shares, any company i n which the parent company and its subsidiaries (either individually or jointly) hold more than 20% of the shares or hold less than 20% of the shares but are the largest shareholder of such company

“Parent Company”	China Telecommunications Corporation (中國電信集團 有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily inv olv ed in the pro vision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisors”	the supervisors of the Company

FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Yang Jie	31 Jinrong Street
Ke Ruiwen	Xicheng District
Gao Tongqing	Beijing 100033, PRC
Chen Zhongyue
Zhu Min	Place of business in Hong Kong:
38th Floor
Non-Executive Director:	Everbright Centre
Chen Shengguang	108 Gloucester Road
Wanchai, Hong Kong
Independent Non-Executive Directors:
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason
27 February 2019

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE

TRANSACTION UNDER CHINA TELECOM FINANCIAL SERVICES

FRAMEWORK AGREEMENT

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

INTRODUCTION

We refer to the announcements published by the Company on 22 June 2018 and 1 February 2019 respectively, in which the Board announced that: (i) the Company, the Parent Company and CCS entered into the Capital Contribution Agreement to jointly establish China Telecom Finance. The registered capital of China Telecom Finance is RMB5,000 million. The Company, the Parent Company and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance; (ii) China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company; (iii) On 1 February 2019, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement, China Telecom Finance and the Parent Company entered into the China Telecommunications Corporation Financial Services Framework Agreement, and China Telecom Finance and CCS entered into the CCS Financial Services Framework Agreement. The respective financial services framework agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties and affixed with their respective company chops, and shall remain valid commencing from 1 February 2019 until 31 December 2021. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained. Meanwhile, the provision of deposit services contemplated under the CCS Financial Services Framework Agreement shall commence upon the approval by the independent shareholders of CCS at the CCS EGM is obtained.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the Parent Company is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. The Parent Company holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of the Parent Company. Pursuant to Chapter 14A of the Listing Rules, the Parent Company and CCS and/or its associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, the Parent Company and CCS each respectively hold 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the Parent Company and CCS, which is also a connected person of the Company. Accordingly, the transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. Trinity has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto.

The purpose of this circular is to provide you with information regarding the resolution to be approved at the EGM, including, among other things, further particulars of:

(i)	details of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto;

(ii)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

LETTER FROM THE BOARD

(iii)	the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and

(iv)	the notice of the EGM.

CHINA TELECOM FINANCIAL SERVICES FRAMEWORK AGREEMENT

On 1 February 2019, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement pursuant to which China Telecom Finance agreed to provide financial services, including deposit services, loan services and other financial services to the Group.

The principal terms of the China Telecom Financial Services Framework Agreement are set out below:

Date:

1 February 2019

Parties:

(i)	The Company

(ii)	China Telecom Finance

Effective Period of the Agreement:

The China Telecom Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties and affixed with their respective company chops, and shall remain valid commencing from 1 February 2019 until 31 December 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope:

According to the China Telecom Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	collection and payment of transaction amounts;

(iii)	provision of guarantees;

(iv)	acceptance of bills and discounted bills;

LETTER FROM THE BOARD

(v)	entrusted loans;

(vi)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vii)	acceptance of money deposit;

(viii)	arrangement of loan and finance lease;

(ix)	approved insurance agency business;

(x)	underwriting services of the Group’s corporate bonds;

(xi)	consumer credits, buyer credits and finance lease of the products of the Group; and

(xii)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services, except the services numbered (vii), can be provided by China Telecom Finance to the Group immediately in accordance with the business scope as approved by the CBIRC. The deposit services numbered (vii) above shall be provided upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Pricing Policy:

(i)    Deposit Services

The deposit interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

LETTER FROM THE BOARD

(ii)    Loan Services

The loan interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the loan interest rates of the same type of loan services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The loan interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the loan services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of loan services for the same period offered by China Telecom Finance to other member units.

The above loan services provided by China Telecom Finance to the Group do not require the Group to pledge any security over its assets or make other arrangements for the loan services as guarantee.

(iii)     Other Financial Services

China Telecom Finance will provide other financial services (other than deposit and loan services) including financial and financing advice, credit authentication, guarantees, acceptance of bills and discounted bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Group under the China Telecom Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Group. Under the same conditions, the fees standard charged to the Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, under the same conditions, the Group should, in principle, choose the services provided by China Telecom Finance. If the Group considers it is appropriate and beneficial to the Group, the Group has the discretion to engage one or more major cooperative commercial banks of the Group as its financial services providers.

Historical Transaction Amount

Since China Telecom Finance was incorporated on 8 January 2019, there was no financial services transaction carried out between the Group and China Telecom Finance in the past.

LETTER FROM THE BOARD

PROPOSED ANNUAL CAPS

(i)    Deposit Services

The proposed Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2019, 31 December 2020 and 31 December 2021 are as follows:

	Proposed Annual Caps for the year ending 31 December 2019	Proposed Annual Caps for the year ending 31 December 2020	Proposed Annual Caps for the year ending 31 December 2021
Maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance	RMB50 billion (equivalent to HKD58.507 billion)	RMB55 billion (equivalent to HKD64.358 billion)	RMB60 billion (equivalent to HKD70.208 billion)

The percentage of annual growth rate for the maximum daily balance of deposits (including accrued interest) for the deposit services under the China Telecom Financial Services Framework Agreement for the years ending 31 December 2020 and 31 December 2021 is 10.0% and 9.1%, respectively.

The proposed Annual Caps (maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance) of the deposit services contemplated under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2019, 2020 and 2021 have taken into consideration the following factors:

1.	The level of cash and bank deposit balances of the Group and its changes for the three years ended 31 December 2018;

2.

The historical amounts of the super short-term commercial papers issued to institutional investors in the PRC through the inter-bank bond market for the three years ended 31 December 2018; the anticipated increase in cash balances (unused proceeds) arising from the possible financing plans and financing scale (including the issuance of corporate bonds and/or super short-term commercial papers, etc) for the coming three years ending 31 December 2019, 2020 and 2021, which will result in corresponding increase in the demand for deposit services. Future financing plans and financing scale will depend on business development needs at the time and actual funding requirements and cannot be pre-determined at this stage. In order to maintain a buffer to allow fund raising for unexpected large-scale capital requirements and to ensure sufficient flexibility in fund raising, the Company has proposed to its shareholders at the annual general meetings in the past few years to grant approval to issue debentures denominated in local or foreign currencies (including but not limited to super short-term commercial papers, short-term commercial papers and medium term notes) with a maximum aggregate outstanding repayment amount up to RMB90 billion. At the same time, out of the aforementioned RMB90 billion debentures denominated in local or foreign currencies, the Company has proposed to its shareholders for review and approval of the issuance of company bonds in the PRC in one or more tranches with an aggregate amount not exceeding RMB30 billion. Recently, the Company is in the process of registering and applying for issuance of bonds on the Shanghai Stock Exchange for the years 2019 to 2021. Once the relevant procedure is completed, the Company will explore the feasibility of issuing bonds and will issue company bonds based on funding needs when the conditions and terms are favourable. At the same time, in order to repay super short-term commercial papers, bank loans, entrusted loans from the Parent Company and other debt liabilities due, the Company will continue to arrange appropriate financing plans and to choose the financing solution which is most beneficial to the Company to solve funding needs;

LETTER FROM THE BOARD

3.

The existing business scale and operation of the Company and the cash flow needs of the Group’s business plans for the next three years. As the coming two to three years will be an important stage of network intelligentisation reforms and upgrade as well as 5G development, the Company is required to maintain requisite capital expenditure to meet the needs of the Company’s future development. With the gradual expansion of subscribers scale, business development and network scale year on year, it is expected that the future business expansion will drive the increase in demand for deposit services correspondingly;

4.	The anticipated increase in deposit interest income from deposits to be placed with China Telecom Finance for the coming three years; and

5.

Through the strengthening of capital centralisation management, it facilitates effective internal capital allocation within the entire Group and achieves the requirement and goal of stringent control over capital management. In addition, with continuous improvement in its capability to provide financial services, China Telecom Finance will have more competitive advantages in better fulfilling the needs for the Company’s future development than third-party financial services providers. Accordingly, it is expected that the Company’s demand for deposit services to be provided by China Telecom Finance will correspondingly increase.

As each of the applicable percentage ratios of the proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Listing Rules.

(ii)    Loan Services

As the loan services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan services will not be secured by the assets of the Group, such loan services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

LETTER FROM THE BOARD

(iii)    Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CAPITAL RISK CONTROL MEASURES

i.

As a non-banking financial institution established with the approval of the CBIRC, China Telecom Finance is subject to the direct routine supervision by the Beijing Regulatory Bureau, the designated institution appointed by the CBIRC. It abides by all applicable regulatory requirements, including capital adequacy ratio, liquidity ratio, ratio restriction on borrowing balances from banks and other financial institutions and outstanding guarantee to total capital, ratio restriction on short-term securities investment and long-term investment to total capital. Meanwhile, China Telecom Finance is also subject to the direct supervision of the People’s Bank of China to pay deposit reserve in full and timely manner.

ii.

In accordance with the relevant regulatory requirements of the CBIRC, the Parent Company undertakes to increase the capital of China Telecom Finance to resolve its financial difficulties in accordance with its actual needs if it encounters such difficulties in emergency situations. Specific measures include, but not limited to, providing liquidity support when China Telecom Finance encounters financial difficulties, and supplementing its capital in a timely manner when China Telecom Finance suffers financial losses resulting in capital erosion.

iii.

China Telecom Finance has established a complete corporate governance structure, including shareholders’ meeting, a board of directors, a supervisory committee and a management team, as well as professional committees established under the board of directors and management team, which ensures stable operation and effective supervision of China Telecom Finance. China Telecom Finance has established an internal control system and a dynamic updated mechanism covering all business areas and ensures effective internal control and strict implementation of charters and policies through audit, examination and other measures. It also sets up a comprehensive risk management organisation structure.

iv.

China Telecom Finance is a subsidiary of the Company and the Company is responsible for supervising China Telecom Finance to establish a core business system to ensure safe and stable operation. At present, the system has been connected with the commercial banking system and has reached the national security standards focused on commercial banks, providing assurance to information technology facilities, systems functions and performance to safeguard fund security.

v.

China Telecom Finance will provide sufficient information to the finance department of the Company (including copies of all regulatory reports required to be submitted to the CBIRC). The finance department of the Company will closely monitor the transactions under respective financial services framework agreements, check the maximum daily balances of deposits on daily basis to ensure that the relevant amounts will not exceed the applicable Annual Caps, and immediately review relevant information in the regulatory reports, monthly financial statements and monthly deposits balance statements provided by China Telecom Finance. Follow-up measures will be taken immediately when problems are identified and the issues will be immediately reported to the management when appropriate.

LETTER FROM THE BOARD

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions of the Group are entered into in accordance with pricing mechanisms and transaction models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

In order to regulate the connected transactions between the Company and its connected persons with China Telecom Finance, based on the Company’s existing comprehensive system on connected transactions management, the Company and China Telecom Finance have formulated supplementary regulations including relevant measures on risk control management and risk disposal contingency plan to ensure that the continuing connected transactions on financial services between China Telecom Finance with the Group, China Telecommunications Corporation and the CCS Group are effectively managed and controlled, and are conducted in compliance with relevant rules and connected transactions management system. Relying on the Group’s existing internal control regulation on capital management, financing and monetary funds management together with the enriched capital management experience of the management team and personnel of China Telecom Finance, the business activities regarding the relevant financial activities entered into between the Group and its connected persons with China Telecom Finance are thus effectively regulated.

The finance department of the Company is responsible for cross-checking the interest rates when the Group has deposit needs to ensure that China Telecom Finance will comply with the interest rates regulation of the People’s Bank of China and will also compare the interest rates and terms offered by 2 to 3 major cooperative commercial banks of the Group. Accordingly, the Company is able to ensure that the interest rates and terms for the deposits placed by the Group with China Telecom Finance are on normal commercial terms or better. The finance department of the Company will regularly check on a monthly basis the relevant interest rates and fees for other financial services and will compare the interest rates for deposit services, interest rates for loan services and service fees charged for other financial services provided by China Telecom Finance to the Group, China Telecommunications Corporation and the CCS Group to ensure that the interest rates and the terms are strictly in compliance with the respective pricing policies under the respective financial services framework agreements of the Group, China Telecommunications Corporation and the CCS Group. China Telecom Finance will provide the finance department of the Company with such information and the finance department will also independently review such information. If there is any change on the regulation of interest rates promulgated by the People’s Bank of China, the finance department of the Company will communicate and discuss with China Telecom Finance to ensure that China Telecom Finance will correspondingly adjust the deposit interest rates in accordance with the relevant new regulation on applicable interest rates as promulgated by the People’s Bank of China and in compliance with the pricing policies of financial services framework agreements.

LETTER FROM THE BOARD

The finance department of the Company is also responsible for closely monitoring the deposit balance deposited by the Group with China Telecom Finance on a daily basis. The core business system of China Telecom Finance also provides the necessary support to the Company to monitor the relevant transaction information so as to ensure that the scale of deposit services does not exceed the applicable Annual Caps. Specifically, China Telecom Finance will, through the establishment of comprehensive and collaborative information technology measures, supervise the transactions conducted under the China Telecom Financial Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement and the CCS Financial Services Framework Agreement. China Telecom Finance will set prescribed alert amounts and notification rules in its core business system for the respective applicable Annual Caps in accordance with the relevant financial services framework agreements. Such cap alerts will be set with the aim of ensuring appropriate adjustment measures will be taken in respect of the relevant transactions, and will usually be set to be automatically sent out when 80% of the Annual Caps (and thereafter when a higher percentage) are reached. The core business system of China Telecom Finance will timely compute the statistics of relevant transaction scale and automatically compare them with the prescribed alert amounts, and send out notification signals and instructions focusing on controlled transaction behaviour in accordance to the prescribed rules. China Telecom Finance will closely monitor the transaction status under each of the financial services framework agreements, and will examine and check the implementation status of the cap alert on a daily basis. The above system design will facilitate and ensure that the actual transaction amount will not exceed the relevant Annual Caps under each of the respective financial services framework agreements.

The legal department of the Company regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the relevant connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates such connected transactions into the scope of annual internal control assessment and report the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company will conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

LETTER FROM THE BOARD

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions on an ongoing basis and the Board will, through the Audit Committee, conducts an annual review of the risk management and internal control systems for each financial year of the Company. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

REASONS FOR AND BENEFITS OF ENTERING INTO THE RESPECTIVE FINANCIAL SERVICES FRAMEWORK AGREEMENTS

1.

Realisation of centralised capital management and enhancement of capital management efficiency: Relying on the account management system of China Telecom Finance and its industry capabilities as a deposit-taking financial institution, the Group is able to achieve centralised capital management for member units at all levels which have been otherwise dispersed in different commercial banks. Based on the management needs of the Group, China Telecom Finance provides a customised solution for centralisation, deposit and management of capital funds, enabling the Group to withdraw funds to meet its flexible funding needs at any time, in a timely and compliant manner and without any restriction.

2.

Realisation of the maximisation of cost and operational efficiency: Serving as a platform for internal settlement, fund financing and capital management among the Group, China Telecommunications Corporation and the CCS Group, China Telecom Finance provides deposit services, loan services and other financial services to facilitate internal settlement among all member units of the Parent Company (some of which are also customers of the Group) and to shorten the time required for fund transfer and turnover. Compared with the current approach that all member units individually arrange settlement through the bank accounts opened with respective commercial banks, China Telecom Finance can effectively improve the efficiency of fund settlement and collection between two parties. Through various measures to enhance the efficiency of internal settlement, China Telecom Finance can reduce the Group’s cost of capital and help to realise the maximisation of cost and operational efficiency.

3.

Full understanding and familiarity with the business needs of the Group: As China Telecom Finance only provides financial services to the member units of the Parent Company, it has a more direct and in-depth understanding on the telecommunications operation and communications services industry. China Telecom Finance is familiar with the capital structure, business operations, capital requirements and cash flow model of the member units of the Parent Company (including the Group), enabling it to be in a better position to anticipate the Group’s funding needs. It thereby allows the Group to more effectively allocate capital among subsidiaries and manage the existing funds and cash flow. Accordingly, China Telecom Finance can at any time provide flexible and convenient services to the Group which is more tailored to the specific needs of the Group at a lower cost and enables the Group to have a stable supply of financial services in the ordinary and usual course of business.

4.

Provision of favourable commercial terms: As a professional centralised capital management platform, China Telecom Finance will generally be able to provide the Group with transaction terms such as interest rates and fee rates no less favourable than those terms offered by the major cooperative commercial banks of the Group. Under normal circumstances, the deposit interest rates offered by China Telecom Finance to the Group shall not be lower than those offered by the major cooperative commercial banks for the same type of deposit services and for the same period and the loan interest rates shall not be higher than those offered by the major cooperative commercial banks for the same type of loan services and for the same period.

LETTER FROM THE BOARD

5.

Additional option for financial services provider: The respective financial services framework agreements are non-exclusive agreements and do not limit the Group’s rights in engaging any other banks or any financial institutions to satisfy its need for financial services. Therefore, entering into the financial services framework agreements will provide the Group with an additional financial services provider and also encourage all financial services providers to provide more competitive terms to the Group. Under the same conditions, giving priority to China Telecom Finance is also in the interest of the Group.

The Group, China Telecommunications Corporation and the CCS Group have full discretion to freely select financial services providers to meet their financial service needs, and compare the rates and transactions terms offered by China Telecom Finance with those offered by other major cooperative commercial banks in accordance with their actual business needs. Therefore, the transactions contemplated under the respective financial services framework agreements are based on the actual business needs and are entered into in the ordinary and usual course of business of the Group, and are on normal commercial terms or better, and the agreement terms and conditions are fair and reasonable, and do not restrict member units to choose other commercial banks to meet their financial service needs. All member units will have one more choice of financial services provider which can encourage respective financial services providers to provide more competitive and attractive terms for financial services. For the reasons stated above, the transactions contemplated under the respective financial services framework agreements are in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

As at the Latest Practicable Date, the Parent Company is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. The Parent Company holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of the Parent Company. Pursuant to Chapter 14A of the Listing Rules, the Parent Company and CCS and/or its associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, the Parent Company and CCS each respectively hold 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the Parent Company and CCS, which is also a connected person of the Company. Accordingly, the transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Listing Rules.

LETTER FROM THE BOARD

As the loan services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan services will not be secured by the assets of the Group, such loan services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements pursuant to Rule 14A.90 of the Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

RECOMMENDATION

The Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, has been formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 19 to 20 of this circular.

The Company has appointed Trinity to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 21 to 40 of this circular.

The Board has passed resolutions to approve, among others, the China Telecom Financial Services Framework Agreement and the respective financial services thereunder. Save for Mr. Yang Jie and Mr. Ke Ruiwen, who also respectively serve as the Chairman and a Director of the Parent Company, and Madam Zhu Min, who also serves as the Chief Accountant of the Parent Company and the Chairman of China Telecom Finance, and have therefore abstained from voting on the relevant board resolutions in respect of, among others, the respective financial services framework agreements, none of the Directors had a material interest in the transactions contemplated under the respective agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the related agreements.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) is of the view that the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

Accordingly, the Board recommends the Shareholders to vote in favour of the ordinary resolution at the EGM in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Annual Caps applicable thereto.

LETTER FROM THE BOARD

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM is set out on pages 44 to 45 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 28 March 2019.

Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolution at the EGM. Accordingly, the Parent Company and/or its associates are required to abstain from voting on the resolution in respect of the relevant continuing connected transactions at the EGM.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the General Affairs Office of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the notice of the EGM set out on pages 44 to 45 of this circular and the additional information set out in the appendix to this circular.

By Order of the Board,
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

27 February 2019

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTION UNDER CHINA TELECOM FINANCIAL SERVICES FRAMEWORK AGREEMENT

We refer to the circular (the “Circular”) dated 27 February 2019 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 1 February 2019, the Board announced that the Company and China Telecom Finance have entered into the China Telecom Financial Services Framework Agreement which became effective from 1 February 2019 until 31 December 2021. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

The Independent Board Committee was formed in order to make a recommendation to the Independent Shareholders as to, in its view, whether the terms of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto are fair and reasonable so far as the Independent Shareholders are concerned, and whether the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole.

Trinity Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto.

The terms of, and the reasons for entering into the continuing connected transactions in relation to the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto, are set out in the Letter from the Board on pages 5 to 18 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the continuing connected transactions and the basis upon which the terms of the deposit services contemplated under the China Telecom Financial Services Framework Agreement as well as the proposed Annual Caps applicable thereto have been determined.

We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the terms of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto, as set out in the letter from the Independent Financial Adviser on pages 21 to 40 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, among other things, the advice of the Independent Financial Adviser, concurs with the views of the Independent Financial Adviser and considers that the terms of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto are on normal commercial terms or better and in the ordinary and usual course of business of the Group, are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the continuing connected transactions in relation to the deposit services contemplated under the China Telecom Financial Services Framework Agreement, as detailed in the notice of the EGM set out at the end of the Circular.

Yours faithfully,
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of the letter of advice from Trinity to the Independent Board Committee and the Independent Shareholders prepared for the purpose of inclusion in this circular.

Trinity Corporate Finance Limited Suite 7B, 7th Floor, Two Chinachem Plaza, 68 Connaught Road Central, Hong Kong.

27 February 2019

To the Independent Board Committee and the Independent Shareholders of

    China Telecom Corporation Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTION UNDER CHINA TELECOM FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between China Telecom Corporation Limited (the “Company”, and its subsidiaries (collectively the “Group”)) and China Telecom Finance on 1 February 2019 and the proposed Annual Caps applicable thereto, details of which are set out in the Letter from the Board (the “Letter from the Board”) in the Company’s circular dated 27 February 2019 (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

The Company issued an announcement on 22 June 2018 that the Company, the Parent Company and CCS entered into the Capital Contribution Agreement to jointly establish China Telecom Finance. The registered capital of China Telecom Finance is RMB5,000 million (equivalent to HK$5,851 million). The Company, the Parent Company and CCS respectively contributed RMB3,500 million (equivalent to HK$4,095 million), RMB750 million (equivalent to HK$878 million) and RMB750 million (equivalent to HK$878 million), which respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities (including but not limited to the CBIRC) for the purpose of providing capital and financial management services to the member units of the Parent Company. On 1 February 2019, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement, China Telecom Finance and the Parent Company entered into the China Telecommunications Corporation Financial Services Framework Agreement and China Telecom Finance and CCS entered into the CCS Financial Services Framework Agreement. The China Telecom Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties and affixed with their respective company chops, and shall remain valid commencing from 1 February 2019 until 31 December 2021. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, the Parent Company is the Company’s controlling shareholder and holds approximately 70.89% of the issued share capital of the Company. The Parent Company holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of the Parent Company. Pursuant to Chapter 14A of the Listing Rules, the Parent Company and CCS and/or its associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, the Parent Company and CCS each respectively holds 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the Parent Company and CCS, which is also a connected person of the Company. Accordingly, the transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios of the proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Listing Rules.

The EGM will be convened to consider and, if thought fit, to approve, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, the Parent Company and/or its associates are required to abstain from voting on the resolutions in respect of the relevant continuing connected transactions at the EGM.

The Independent Board Committee comprising all of the independent non-executive Directors (including Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason) has been formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto. Trinity Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, we did not have any relationships or interests with the Company, the Group, China Telecom Finance, China Telecommunications Corporation or the CCS Group that could reasonably be regarded as relevant to our independence. In the last two years, there was no engagement between us and the Company, the Group, China Telecom Finance, China Telecommunications Corporation or the CCS Group. Apart from normal professional fees paid or payable to us in connection with this appointment as the independent financial adviser, no arrangements exist whereby we have received or will receive any fees or benefits from the Company, the Group, China Telecom Finance, China Telecommunications Corporation or the CCS Group. Accordingly, we are qualified to give independent advice in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the accuracy of the statements, information, opinions and representations contained or referred to in the Circular, and the information and representations provided to us by the Company, the Directors and the management of the Company. We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have assumed that all information, representations and opinions contained or referred to in the Circular, which have been provided by the Company, the Directors and the management of the Company (and for which they are solely and wholly responsible), were true and accurate at the time when they were made and continue to be true as at the Latest Practicable Date and should there be any material changes to our opinion after the despatch of the Circular and up to the date of the EGM, Shareholders of the Company would be notified as soon as practicable.

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular, the omission of which would make any statement in the Circular misleading.

We have not conducted any independent in-depth investigation into the business and affairs of the Group or any parties involved in the continuing connected transactions pursuant to the deposit services contemplated under the China Telecom Financial Services Framework Agreement (including China Telecom Finance, China Telecommunications Corporation or the CCS Group).

This letter is issued to the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the proposed Annual Caps applicable thereto and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes other than our role as the Independent Financial Adviser, without our prior written consent.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation, we have taken into account the following principal factors and reasons:

A.    Information of the Group

The Company is a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and ADSs listed on the Stock Exchange and the New York Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services.

The following table is a summary of the consolidated statement of comprehensive income of the Group for the three years ended 31 December 2015, 2016 and 2017 and the nine months ended 30 September 2017 and 2018, as extracted from the 2015, 2016 and 2017 annual reports and the key financial performance and indicators for the first three quarters of 2017 and 2018 of the Company respectively.

	For the year ended 31 December 2015	For the year ended 31 December 2016	For the year ended 31 December 2017	For the nine months ended 30 September 2017	For the nine months ended 30 September 2018
	(restated)#1 (audited) RMB million	(restated)#1 (audited) RMB million	(audited) RMB million	(restated)#1 (unaudited) RMB million	(unaudited) RMB million
Operating Revenues	331,517	352,534	366,229	274,967	284,971
EBITDA#2	94,113	95,162	102,171	78,884	80,819
Profit Attributable to Equity Holders of the Company	20,058	18,018	18,617	18,528	19,034

#1:

Certain figures for 2015, 2016 and 2017 were retrospectively restated due to the acquisition of satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited by the Group in 2017. Please refer to the respective financial reports of the Company for details.

#2:	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.

In 2017, the Group’s operating revenues amounted to RMB366,229 million, representing an increase of 3.9% over last year. Mobile service revenues amounted to RMB153,776 million, representing an increase of 11.7% over last year while wireline service revenues amounted to RMB177,268 million, representing an increase of 3.0% over last year, resulting in concurrent enhancement in growth rates. Revenue structure was further optimised and the proportion of revenues from emerging businesses as a percentage of service revenues increased by 6.4 percentage points over last year. EBITDA was RMB102,171 million, representing an increase of 7.4% over last year. EBITDA margin was 30.9%, representing an increase of 0.2 percentage points over last year. Net profit was RMB18,617 million, representing an increase of 3.3% over last year while basic earnings per share were RMB0.23. Capital expenditure was RMB88,712 million, representing a decrease of 8.4% over last year and achieving persistent stringent control.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the first three quarters of 2018, the Group’s operating revenues were RMB284,971 million, representing an increase of 3.6% over the same period of last year. The operating expenses increased by 4.5% over the same period of last year. Of which, the depreciation and amortisation expenses increased by 6.1% over the same period of last year which was mainly due to the corresponding increase brought by the investment in 4G and fibre broadband construction in recent years. In order to further enhance network capabilities and quality to support scale development of business, the network operations and support expenses increased by 11.5% over the same period of last year. The selling, general and administrative expenses increased by 1.9% over the same period of last year which was well controlled amid rapid growth in the scale of subscribers mainly as a result of the continuous optimisation of the Company’s sales and marketing model and the implementation of new revenue standard. The personnel expenses increased by 6.0% over the same period of last year. During the period, other operating expenses decreased by 12.0% over the same period of last year which was mainly attributable to the corresponding decrease in the costs of mobile terminals sold in line with the decrease in sales of mobile terminals during the period. For the first three quarters of 2018, the investment income and share of profits of associates increased by 171.6% over the same period of last year which was mainly due to the change in the Group’s shareholding percentage in China Tower Corporation Limited (“China Tower”) resulting in an increase in the interests in China Tower being accounted for under equity method after the listing of China Tower. During the period, the net finance costs decreased by 18.4% over the same period of last year which was mainly due to the Group’s increased efforts in stringent control over capital centralisation and decrease in the scale of interest-bearing debts. The profit attributable to equity holders of the Company was RMB19,034 million, representing an increase of 2.7% over the same period of last year. EBITDA was RMB80,819 million, representing an increase of 2.5% over the same period of last year. EBITDA margin was 30.5%. In the future, the Group will firmly seize the development opportunities of the communications and information industry and proactively respond to market competition and changes with perseverance in innovation and integration to promote scale de v elopment. With unw a v ering de v otion to promote the “three initiati v es” (netw ork intelligentisation, service ecologicalisation and operation intellectualisation) transformation and to persistently implement in-depth reforms, the Group will reinforce corporate vitality and efficiency as well as promote enhancement of corporate capabilities.

The following table is a summary of the consolidated financial summary of the Group as at 31 December 2015, 2016 and 2017 respectively and 30 June 2018, as extracted from the 2015, 2016 and 2017 annual reports and 2018 interim report of the Company respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	As at 31 December 2015 (restated)#1 (audited)	As at 31 December 2016 (restated)#1 (audited)	As at 31 December 2017 (audited)	As at 30 June 2018 (unaudited)
	RMB million	RMB million	RMB million	RMB million
Cash and Cash Equivalents#2	31,869	24,617	19,410	16,397
Short-term Bank Deposit	2,519	3,331	3,100	2,922
Cash and Bank Deposits	34,388	27,948	22,510	19,319

Non-current Assets	551,480	578,424	589,644	585,819
Current Assets	78,267	74,134	71,550	76,480
Total Assets	629,747	652,558	661,194	662,299

Current Liabilities	256,074	319,133	275,408	265,672
Non-current Liabilities	68,883	17,077	59,089	61,082
Total Liabilities	324,957	336,210	334,497	326,754
Total Equity (Net Assets)	304,790	316,348	326,697	335,545

#1:

Certain figures for 2015 and 2016 were retrospectively restated due to the acquisition of satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited by the Group in 2017. Please refer to the respective financial reports of the Company for details.

#2:

Cash and cash equivalents comprise bank deposits and cash in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

At the end of 2017, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB203,858 million, a decrease in deficit of RMB41,141 million from year 2016. The decrease in deficit was mainly due to the repayment of deferred consideration of mobile network acquisition due in 2017. As at 31 December 2017, the unutilised credit facilities were RMB154,793 million (2016: RMB161,229 million). Given the stable net cash inflow from operating activities and the sound credit record, the Group has sufficient working capital to satisfy the operation requirement. At the end of 2017, cash and cash equivalents amounted to RMB19,410 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 81.6% (2016: 81.8%). In 2017, the Group continued to maintain a solid financial position. At the end of 2017, the total assets increased by 1.3% to RMB661,194 million from RMB652,558 million at the end of 2016. Total indebtedness decreased to RMB104,377 million from RMB112,528 million at the end of 2016. The ratio of total indebtedness to total assets decreased to 15.8% from 17.2% at the end of 2016.

For the first half of 2018, the Group persistently optimised the investment structure. Through the implementation of precision investment, investment efficiency and effectiveness were concurrently enhanced while comprehensive advantages in network were consistently reinforced. In the first half of 2018, capital expenditure amounted to RMB32,947 million, representing a decrease of 19.9% over the same period last year. The Group continued to maintain a solid financial position. As at 30 June 2018, the total assets increased by 0.2% to RMB662,299 million from RMB661,194 million at the end of 2017. Total indebtedness decreased by 20.2% to RMB83,267 million from RMB104,377 million at the end of 2017. The gearing ratio decreased to 19.9% from 24.3% at the end of 2017.

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Cash and cash equivalents represented approximately 40.7%, 33.2%, 27.1% and 21.4% of the total current assets of the Group as at 31 December 2015, 2016, 2017 and 30 June 2018, respectively.

The following table is a summary of the free cash flow of the Group for the three years ended 31 December 2015, 2016 and 2017 and the six months ended 30 June 2017 and 2018 respectively, as extracted from the 2015, 2016 and 2017 annual reports and 2017 and 2018 interim reports of the Company respectively.

	For the year	For the year	For the year
	ended	ended	ended	For the six	For the six
	31 December	31 December	31 December	months ended	months ended
	2015	2016	2017	30 June 2017	30 June 2018
	(restated)#1	(restated)#1		(restated)#1
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	RMB million	RMB million	RMB million	RMB million	RMB million
Free Cash Flow#2	(21,533)	(7,648)	7,267	7,235	18,383

#1:

Certain figures for 2015, 2016 and 2017 were retrospectively restated due to the acquisition of satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited by the Group in 2017. Please refer to the respective financial reports of the Company for details.

#2:	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

In 2017, the Group’s free cash flow has remarkably improved and turned positive to RMB7,267 million from negative free cash flow in 2015 and 2016. Benefiting from the sound growth in the Group’s business and revenues in the first half of 2018, as well as effective management on capital expenditure, the free cash flow was significantly improved in the first half of the 2018 and amounted to RMB18,383 million, representing an increase of 154.1% over the same period last year. We understand from the Company that the Group handles cash inflow from its operations, including placing of deposits, through approximately 13 major cooperative commercial banks from time to time. In selecting banks for placing cash deposits and financing, the Group will take into consideration of various factors, including but not limited to the interest rates offered by the bank, credit rating, the Group’s business relationship with the bank and the amount of credit facilities granted by the bank.

B.	Information of the Parent Company, China Telecom Finance and CCS

The Parent Company is a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses.

China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities (including but not limited to the CBIRC) for the purpose of providing capital and financial management services to the member units of the Parent Company.

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CCS is a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 30 August 2006 and whose H shares are listed on the Stock Exchange. Its principal business includes the provision of telecommunications infrastructure services, business process outsourcing services and applications and content and other services.

C.	Principal Terms of the Deposit Services Contemplated under the China Telecom Financial Services Framework Agreement and the Proposed Annual Caps

Principal Terms:

On 1 February 2019, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement pursuant to which China Telecom Finance agreed to provide financial services including deposit services, loan services and other financial services to the Group. We have reviewed the China Telecom Financial Services Framework Agreement, with principal terms of the deposit services set out below:

Date:

1 February 2019

Parties:

(i)	The Company

(ii)	China Telecom Finance

Effective Period of the Agreement:

The China Telecom Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties and affixed with their respective company chops, and shall remain valid commencing from 1 February 2019 until 31 December 2021. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope:

According to the China Telecom Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	collection and payment of transaction amounts; (iii) provision of guarantees;

(iii)	provision of guarantees;

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(iv)	acceptance of bills and discounted bills;

(v)	entrusted loans;

(vi)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vii)	acceptance of money deposit;

(viii)	arrangement of loan and finance lease;

(ix)	approved insurance agency business;

(x)	underwriting services of the Group’s corporate bonds;

(xi)	consumer credits, buyer credits and finance lease of the products of the Group; and

(xii)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services, except the services numbered (vii), can be provided by China Telecom Finance to the Group immediately in accordance with the business scope as approved by the CBIRC. The deposit services numbered (vii) above shall be provided upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Pricing Policy of Deposit Services:

The deposit interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China (“PBOC”) and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, under the same conditions, the Group should, in principle, choose the services provided by China Telecom Finance. If the Group considers it is appropriate and beneficial to the Group, the Group has the discretion to engage one or more major cooperative commercial banks of the Group as its financial services providers.

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By adopting the pricing policy as stated above, the Company can ensure the Group’s deposit interest rates and terms will be equivalent to or higher than those interest rates and terms of the same type of deposit services for the same period provided by the major cooperative commercial banks of the Group. Based on the above, we consider the pricing policy is fair and reasonable, and can ensure the said terms for the deposit services are conducted on normal commercial terms or better, which is in the interests of the Company and the Independent Shareholders as a whole.

Historical Transaction Amount of the Deposit Services

Since China Telecom Finance was incorporated on 8 January 2019, there was no financial services transaction carried out between the Group and China Telecom Finance in the past.

Proposed Annual Caps of the Deposit Services

The proposed Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2019, 31 December 2020 and 31 December 2021 are as follows:

	Proposed Annual Caps for the year ending 31 December 2019	Proposed Annual Caps for the year ending 31 December 2020	Proposed Annual Caps for the year ending 31 December 2021

Maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance	RMB50 billion (*equivalent to HK$58.507 billion)	RMB55 billion (*equivalent to HK$64.358 billion)	RMB60 billion (*equivalent to HK$70.208 billion)

Year-on-year growth (%)	Not applicable	RMB5 billion (*equivalent to HK$5,851 million) (10.0%)	RMB5 billion (*equivalent to HK$5,851 million) (9.1%)

*	For reference only, the amounts in Hong Kong Dollars are translated from Renminbi at HK$1.00 = RMB0.8546.

The percentage of annual growth rate for the maximum daily balance of deposits (including accrued interest) for the deposit services under the China Telecom Financial Services Framework Agreement for the years ending 31 December 2020 and 31 December 2021 is 10.0% and 9.1%, respectively.

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According to the Letter from the Board, the proposed Annual Caps (maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance) of the deposit services contemplated under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2019, 2020 and 2021 have taken into consideration the following factors:

1.	The level of cash and bank deposit balances of the Group and its changes for the three years ended 31 December 2018;

2.

The historical amounts of the super short-term commercial papers issued to institutional investors in the PRC through the inter-bank bond market for the three years ended 31 December 2018; the anticipated increase in cash balances (unused proceeds) arising from the possible financing plans and financing scale (including the issuance of corporate bonds and/or super short-term commercial papers, etc) for the coming three years ending 31 December 2019, 2020 and 2021, which will result in corresponding increase in the demand for deposit services. Future financing plans and financing scale will depend on business development needs at the time and actual funding requirements and cannot be pre-determined at this stage. In order to maintain a buffer to allow fund raising for unexpected large-scale capital requirements and to ensure sufficient flexibility in fund raising, the Company has proposed to its shareholders at the annual general meetings in the past few years to grant approval to issue debentures denominated in local or foreign currencies (including but not limited to super short-term commercial papers, short-term commercial papers and medium term notes) with a maximum aggregate outstanding repayment amount up to RMB90 billion. At the same time, out of the aforementioned RMB90 billion debentures denominated in local or foreign currencies, the Company has proposed to its shareholders for review and approval of the issuance of company bonds in the PRC in one or more tranches with an aggregate amount not exceeding RMB30 billion. Recently, the Company is in the process of registering and applying for issuance of bonds on the Shanghai Stock Exchange for the years 2019 to 2021. Once the relevant procedure is completed, the Company will explore the feasibility of issuing bonds and will issue company bonds based on funding needs when the conditions and terms are favourable. At the same time, in order to repay super short-term commercial papers, bank loans, parent company entrusted loans and other debt liabilities due, the Company will continue to arrange appropriate financing plans and to choose the financing solution which is most beneficial to the Company to solve funding needs;

3.

The existing business scale and operation of the Company and the cash flow needs of the Group’s business plans for the next three years. As the coming two to three years will be an important stage of network intelligentisation reforms and upgrade as well as 5G development, the Company is required to maintain requisite capital expenditure to meet the needs of the Company’s future development. With the gradual expansion of subscribers scale, business development and network scale year on year, it is expected that the future business expansion will drive the increase in demand for deposit services correspondingly;

4.	The anticipated increase in deposit interest income from deposits to be placed with China Telecom Finance for the coming three years; and

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5.

Through the strengthening of capital centralisation management, it facilitates effective internal capital allocation within the entire Group and achieves the requirement and goal of stringent control over capital management. In addition, with continuous improvement in its capability to provide financial services, China Telecom Finance will have more competitive advantages in better fulfilling the needs for the Company’s future development than third-party financial services providers. Accordingly, it is expected that the Company’s demand for deposit services to be provided by China Telecom Finance will correspondingly increase.

We have discussed with the management of the Group on the basis and assumptions adopted in determining the above proposed Annual Caps of the deposit services contemplated under the China Telecom Financial Services Framework Agreement. According to the Group’s published financial information, cash and bank deposits of the Group as at 31 December 2015, 31 December 2016, 31 December 2017 and 30 June 2018 were RMB34,388 million, RMB27,948 million, RMB22,510 million and RMB19,319 million, respectively. Please refer to “A. Information of the Group” section above for details. Hence, the average level of cash and bank deposits on the respective year end dates for the past three full financial years ended 31 December 2017 is approximately RMB28,282 million. According to our discussions with the management of the Group, we understand that there is no material change in the level of cash and bank deposit balances as at 31 December 2018 as compared to that of 30 June 2018. On this basis, we estimate that the Group’s highest daily cash and bank deposits (not including the proceeds from financing described below, if any) for 2019 may be in the range of approximately RMB19,319 million (i.e. cash and bank deposits as at 30 June 2018 as stated above) to RMB28,282 million (i.e. average level of cash and bank deposits on the respective year end dates for the past three full financial years ended 31 December 2017 as stated above), and accordingly, we consider the above basis and assumptions are fair and reasonable.

The Group is of the view that, following the promotion of the construction of “Cyberpower, Digital China, and Smart Society”, China has entered into a vital period of transformation of old impetus through digitalisation coupled with cultivation and reinforcement of new impetus. The rapid development of various new technologies including 5G, artificial intelligence and Big Data will assist rapid upgrade of industry and foster the digital economy development leaping forward to a new landmark, bringing precious development opportunities for the communications and information industry. From the perspective of the entire industry, market demand brings new growth potential for fundamental businesses development while domestic mobile and broadband markets still have vast growth potential. Demand for data traffic will undergo explosive growth. Under collaborative inter-promotion of integration of informatisation with new industrialisation, urbanisation and agricultural modernisation; the integration of informatisation with government management and social service; the integration of informatisation with real economy as well as the integration of informatisation with network and military-civilian aspects, emerging businesses will experience continuous rapid development. Accordingly, the Group will unwaveringly strengthen its strategic direction, deepen supply-side structural reform and promote “three initiatives” transformation, creating a new generation of information infrastructure featuring “Internet of everything, human-computer interaction as well as integration of the satellite with existing network as a whole”. With the establishment of integrated ecology between information technology and various sectors and industries, the Group will enhance corporate total factor productivity and march towards the three major goals of “construction of Cyberpower, building a first-class enterprise, co-establishing better living”. Furthermore, according to the announcement issued by the Company on 7 December 2018, the Board announced that China Telecom has been granted the approval from the Ministry of Industry and Information Technology of the People’s Republic of China (MIIT) to utilise the 3400-3500MHz spectrum nationwide for 5G system trial.

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We note that the Group has recorded growth in operating revenues and EBITDA for the three financial years from 2015 to 2017. In 2017, the Group’s operating revenues amounted to RMB366,229 million, representing an increase of 3.9% over the same period of last year; EBITDA was RMB102,171 million, representing an increase of 7.4% over last year. For the first three quarters of 2018, the operating revenues were RMB284,971 million, representing an increase of 3.6% over the same period of last year; EBITDA was RMB80,819 million, representing an increase of 2.5% over the same period of last year. Please refer to “A. Information of the Group” section above for details. According to our discussion with the management of the Group, they confirmed that the coming two to three years will be an important stage of network intelligentisation reforms and upgrade as well as 5G development of the Group, therefore the Company is required to maintain requisite capital expenditure through financing to meet the needs of the Company’s future development. With the gradual expansion of the Company’s subscribers’ scale, business development and network scale year on year, it is expected that the future business expansion will drive the demand for deposit services correspondingly.

We have reviewed 2017 annual report and 2018 interim report of the Company and note that the Company is deeply devoted to engaging in 5G standard formulation and network technology trial runs while taking the initiatives to explore and research on the feasibility study of collaborative development of 5G and 4G. 5G network trial has been conducted in 6 cities with extensive promotion of research and development of 5G applications, including Xiongan, Shenzhen, Shanghai, Suzhou, Chengdu and Lanzhou, prospecting the landscape of 5G development and proactively accumulating capabilities. In the first half of 2018, the Company proactively embarked on exploring the landscape of 5G development and accumulating capabilities. The Company orderly promoted technology research as well as research and development of applications, formulated evolution path for future technology and published 5G Technologies White Paper. Network trials in scale were conducted in many cities focusing on promotion of applications trials including HD video, AR/VR, automated driving, drone and industrial Internet. Research on collaborative network trial for 5G and 4G was commenced, planning well for the landscape of 5G network, applications and business models. As a next-generation emerging technology, 5G will accelerate the digitalisation transformation of the economy and the society and also significantly promote the development of important industries including Internet of Things (IoT) and intelligent manufacturing, creating vast connection potential and forming trillion-scale emerging industries. With firm adherence to the overall principle of efficient development, the Company will proactively grasp opportunities, appropriately manage the momentum, insist on open cooperation, facilitate efficient collaboration of 5G with 4G network resources and service capabilities as well as carry out 5G network precision investment construction in a progressive and focused manner, commencing 5G scale commercial launch on a timely basis.

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In addition, we note from the “Notice of NDRC’s Business Office regarding the carrying out of new generation information infrastructure construction projects in 2018”《國家發展改革委辦公廳關於組織實施2018年新一代信息基礎設施建設工程的通知》 issued by the National Development and Reform Commission (NDRC) in China on 21 November 2017 to parties including China Telecommunications Corporation that, to be in line with China’s 13th Five-Year plan and speeding up the promotion of “Broadband China” strategy, in order to effectively promote “Cyberpower, Digital China and digital economy development”, the NDRC would continue to carry out new generation information infrastructure construction projects in 2018, of which include launching the 5G network construction and applications demonstration project in municipalities, capital cities and major city clusters in Pearl River, Yangtze River delta areas, and Beijing-Tianjin-Hebei region. On the basis of the above, the year-on-year growth of the proposed Annual Caps for the deposit services (including accrued interest) under the China Telecom Financial Services Framework Agreement over the three years ending 31 December 2021 are set at 10.0% and 9.1% respectively, and accordingly we consider the proposed Annual Caps and the respective year-on-year growth rates are fair and reasonable so far as the Independent Shareholders are concerned.

With respect to the possible financing plans of the Group, we note from the Notice of Annual General Meeting and the Poll Results of Annual General Meeting issued by the Company on 12 April 2018 and 28 May 2018 respectively that the Group has been approved to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, perpetual bonds, company bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes, with a maximum aggregate outstanding repayment amount of such debentures of up to RMB90 billion; including the issue of company bonds in the PRC of not exceeding RMB30 billion for the purpose of replenishing the general working capital of the Company, which the Group’s management confirmed the Company has not yet issued any company bonds in the past and therefore, the Company anticipates the above possible financing plans will lead to an increase in cash balances (unused proceeds). On the basis of the above, we concur with the Group’s view that the demand for deposit services will increase correspondingly for the coming three years ending 31 December 2019, 2020 and 2021, which is considered fair and reasonable. In addition, we are informed that the China Telecom Financial Services Framework Agreement does not preclude the Group from using the deposit services of other banks or financial institutions and the Group has full discretion to freely select financial services providers to meet its financial service needs, and compare the rates and transactions terms offered by China Telecom Finance with those offered by other major cooperative commercial banks in accordance with its actual business needs, thus creating greater flexibility to the Group.

After considering the factors set out in (1) to (5) above, including the level of cash and bank deposit balances of the Group and its changes for the three years ended 31 December 2018, the historical amounts of the super short-term commercial papers issued to institutional investors in the PRC through the inter-bank bond market for the three years ended 31 December 2018 and the possible financing plans and financing scale for the coming three years ending 31 December 2019, 2020 and 2021, the future expansion of the scale of the Group’s business and cash flow needs of its relevant business plan for the next three years, the anticipated increase in deposit interest income from deposits placed with China Telecom Finance for the coming three years and the strengthening of capital centralisation management of China Telecommunications Corporation and the Group which will result in corresponding increase in the demand for deposit services, we are of the view that the maximum daily outstanding balance of deposits placed by the Group with China Telecom Finance (including accrued interest) for each of the three years ending 31 December 2021 are fair and reasonable.

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CAPITAL RISK CONTROL MEASURES

i.

As a non-banking financial institution established with the approval of the CBIRC, China Telecom Finance is subject to the direct routine supervision by the Beijing Regulatory Bureau, the designated institution appointed by the CBIRC. It abides by all applicable regulatory requirements, including capital adequacy ratio, liquidity ratio, ratio restriction on borrowing balances from banks and other financial institutions and outstanding guarantee to total capital, ratio restriction on short-term securities investment and long-term investment to total capital. Meanwhile, China Telecom Finance is also subject to the direct supervision of the People’s Bank of China to pay deposit reserve in full and timely manner.

ii.

In accordance with the relevant regulatory requirements of the CBIRC, the Parent Company undertakes to increase the capital of China Telecom Finance to resolve its financial difficulties in accordance with its actual needs if it encounters such difficulties in emergency situations. Specific measures include, but not limited to, providing liquidity support when China Telecom Finance encounters financial difficulties, and supplementing its capital in a timely manner when China Telecom Finance suffers financial losses resulting in capital erosion.

iii.

China Telecom Finance has established a complete corporate governance structure, including shareholders’ meeting, a board of directors, a supervisory committee and a management team, as well as professional committees established under the board of directors and management team, which ensures stable operation and effective supervision of China Telecom Finance. China Telecom Finance has established an internal control system and a dynamic updated mechanism covering all business areas, and ensures effective internal control and strict implementation of charters and policies through audit, examination and other measures. It also sets up a comprehensive risk management organisation structure.

iv.

China Telecom Finance is a subsidiary of the Company and the Company is responsible for supervising China Telecom Finance to establish a core business system to ensure safe and stable operation. At present, the system has been connected with the commercial banking system and has reached the national security standards focused on commercial banks, providing assurance to information technology facilities, systems functions and performance to safeguard fund security.

v.

China Telecom Finance will provide sufficient information to the finance department of the Company (including copies of all regulatory reports required to be submitted to the CBIRC). The finance department of the Company will closely monitor the transactions under respective financial services framework agreements, check the maximum daily balances of deposits on daily basis to ensure that the relevant amounts will not exceed the applicable Annual Caps, and immediately review relevant information in the regulatory reports, monthly financial statements and monthly deposits balance statements provided by China Telecom Finance. Follow-up measures will be taken immediately when problems are identified and the issues will be immediately reported to the management when appropriate.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions of the Group are entered into in accordance with pricing mechanisms and transaction models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

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In order to regulate the connected transactions between the Company and its connected persons with China Telecom Finance, based on the Company’s existing comprehensive system on connected transactions management, the Company and China Telecom Finance have formulated supplementary regulations including relevant measures on risk control management and risk disposal contingency plan to ensure that the continuing connected transactions on financial services between China Telecom Finance with the Group, China Telecommunications Corporation and the CCS Group are effectively managed and controlled, and are conducted in compliance with relevant rules and connected transactions management system. Relying on the Group’s existing internal control regulation on capital management, financing and monetary funds management together with the enriched capital management experience of the management team and personnel of China Telecom Finance, the business activities regarding the relevant financial activities entered into between the Group and its connected persons with China Telecom Finance are thus effectively regulated.

The finance department of the Company is responsible for cross-checking the interest rates when the Group has deposit needs to ensure that China Telecom Finance will comply with the interest rates regulation of the People’s Bank of China and will also compare the interest rates and terms offered by 2 to 3 major cooperative commercial banks of the Group. Accordingly, the Company is able to ensure that the interest rates and terms for the deposits placed by the Group with China Telecom Finance are on normal commercial terms or better. The finance department of the Company will regularly check on a monthly basis the relevant interest rates and fees for other financial services and will compare the interest rates for deposit services, interest rates for loan services and service fees charged for other financial services provided by China Telecom Finance to the Group, China Telecommunications Corporation and the CCS Group to ensure that the interest rates and the terms are strictly in compliance with the respective pricing policies under the respective financial services framework agreements of the Group, China Telecommunications Corporation and the CCS Group. China Telecom Finance will provide the finance department of the Company with such information and the finance department will also independently review such information. If there is any change on the regulation of interest rates promulgated by the People’s Bank of China, the finance department of the Company will communicate and discuss with China Telecom Finance to ensure that China Telecom Finance will correspondingly adjust the deposit interest rates in accordance with the relevant new regulation on applicable interest rates as promulgated by the People’s Bank of China and in compliance with the pricing policies of financial services framework agreements.

The finance department of the Company is also responsible for closely monitoring the deposit balance deposited by the Group with China Telecom Finance on a daily basis. The core business system of China Telecom Finance also provides the necessary support to the Company to monitor the relevant transaction information so as to ensure that the scale of deposit services does not exceed the applicable Annual Caps. Specifically, China Telecom Finance will, through the establishment of comprehensive and collaborative information technology measures, supervise the transactions conducted under the China Telecom Financial Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement and the CCS Financial Services Framework Agreement. China Telecom Finance will set prescribed alert amounts and notification rules in its core business system for the respective applicable Annual Caps in accordance with the relevant financial services framework agreements. Such cap alerts will be set with the aim of ensuring appropriate adjustment measures will be taken in respect of the relevant transactions, and will usually be set to be automatically sent out when 80% of the Annual Caps (and thereafter when a higher percentage) are reached. The core business system of China Telecom Finance will timely compute the statistics of relevant transaction scale and automatically compare them with the prescribed alert amounts, and send out notification signals and instructions focusing on controlled transaction behaviour in accordance to the prescribed rules. China Telecom Finance will closely monitor the transaction status under each of the financial services framework agreements, and will examine and check the implementation status of the cap alert on a daily basis. The above system design will facilitate and ensure that the actual transaction amount will not exceed the relevant Annual Caps under each of the respective financial services framework agreements.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The legal department of the Company regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the relevant connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates such connected transactions into the scope of annual internal control assessment and report the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company will conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions on an ongoing basis and the Board will, through the Audit Committee, conducts an annual review of the risk management and internal control systems for each financial year of the Company. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

Based on the capital risk control measures and internal control measures established by the Company as set out above, we have discussed with the management of the Group as to the implementation of the measures and have reviewed the relevant contents of the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited. We are of the view that the above measures can effectively manage the potential risks relating to the China Telecom Financial Services Framework Agreement and help to ensure that the terms of the deposit services will be conducted on normal commercial terms or better and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

D.	Reasons for and Benefits of entering into the China Telecom Financial Services Framework Agreement

According to the Letter from the Board, the Company is of the view that the reasons for and benefits of entering into, inter alia, the China Telecom Financial Services Framework Agreement are as follows:

1.

Realisation of centralised capital management and enhancement of capital management efficiency: Relying on the account management system of China Telecom Finance and its industry capabilities as a deposit-taking financial institution, the Group is able to achieve centralised capital management for member units at all levels which hav e been otherwise dispersed in different commercial banks. Based on the management needs of the Group, China Telecom Finance provides a customised solution for centralisation, deposit and management of capital funds, enabling the Group to withdraw funds to meet its flexible funding needs at any time, in a timely and compliant manner and without any restriction.

2.

Realisation of the maximisation of cost and operational efficiency: Serving as a platform for internal settlement, fund financing and capital management among the Group, China Telecommunications Corporation and the CCS Group, China Telecom Finance provides deposit services, loan services and other financial services to facilitate internal settlement among all member units of the Parent Company (some of which are also customers of the Group) and to shorten the time required for fund transfer and turnover. Compared with the current approach that all member units individually arrange settlement through the bank accounts opened with respective commercial banks, China Telecom Finance can effectively improve the efficiency of fund settlement and collection between two parties. Through various measures to enhance the efficiency of internal settlement, China Telecom Finance can reduce the Group’s cost of capital and help to realise the maximisation of cost and operational efficiency.

3.

Full understanding and familiarity with the business needs of the Group: As China Telecom Finance only provides financial services to the member units of the Parent Company, it has a more direct and in-depth understanding on the telecommunications operation and communications services industry. China Telecom Finance is familiar with the capital structure, business operations, capital requirements and cash flow model of the member units of the Parent Company (including the Group), enabling it to be in a better position to anticipate the Group’s funding needs. It thereby allows the Group to more effectively allocate capital among subsidiaries and manage the existing funds and cash flow. Accordingly, China Telecom Finance can at any time provide flexible and convenient services to the Group which is more tailored to the specific needs of the Group at a lower cost and enables the Group to have a stable supply of financial services in the ordinary and usual course of business.

4.

Provision of favourable commercial terms: As a professional centralised capital management platform, China Telecom Finance will generally be able to provide the Group with transaction terms such as interest rates and fee rates no less favourable than those terms offered by the major cooperative commercial banks of the Group. Under normal circumstances, the deposit interest rates offered by China Telecom Finance to the Group shall not be lower than those offered by the major cooperative commercial banks for the same type of deposit services and for the same period and the loan interest rates shall not be higher than those offered by the major cooperative commercial banks for the same type of loan services and for the same period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.

Additional option for financial services provider: The respective financial services framework agreements are non-exclusive agreements and do not limit the Group’s rights in engaging any other banks or any financial institutions to satisfy its need for financial services. Therefore, entering into the financial services framework agreements will provide the Group with an additional financial services provider and also encourage all financial services providers to provide more competitive terms to the Group. Under the same conditions, giving priority to China Telecom Finance is also in the interest of the Group.

We have reviewed the “Approval on Commencement of Business of China Telecom Group Finance Co., Ltd.”《關於中國電信財務有限公司開業的批覆》issued by the Beijing Regulatory Bureau China Banking and Insurance Regulatory Commission on 24 December 2018 and note from our discussion with the Company that, China Telecom Finance is subject to the supervision and regulation of the CBIRC and is required to comply with the rules and operation regulations issued by the relevant regulatory authorities, including the Group’s pricing policies and the operation of which are required to comply with the guidelines issued by the CBIRC. Furthermore, the deposit interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the PBOC from time to time and be with reference to the deposit benchmark interest rates promulgated by the PBOC from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those provided by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the deposit services provided by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units. In addition, China Telecom Finance is a non-banking financial institution legally established with the approval of the CBIRC. The capital risk of China Telecom Finance shall not be materially different from other major cooperative commercial banks of the Group as the capital risks will be managed through risk control measures as stipulated by the Group. On the basis of the above, we are of the view that the interests of the Shareholders will not be hindered by the deposit services contemplated under the China Telecom Financial Services Framework Agreement.

Taking into account the benefits brought about by the China Telecom Financial Services Framework Agreement to the Group, and that the capital risk control measures and internal control measures above can ensure the pricing terms of the deposit services contemplated under the China Telecom Financial Services Framework Agreement are in compliance with the requirements of the relevant policies of the CBIRC and are conducted on normal commercial terms or better, we therefore consider the deposit services contemplated under the China Telecom Financial Services Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, in particular:

(1)

the financial performance, financial position and cash flow of the Group for the last three financial years ended 31 December 2015, 2016 and 2017 and the 2018 interim period, and the financial performance for the first three quarters of 2018 as stated above;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)

the capital risk control measures and internal control measures for the continuing connected transactions contemplated under the China Telecom Financial Services Framework Agreement as mentioned above;

(3)	the expected increase in the deposit services of the Group for the three years ending 31 December 2021 and the respective reasons as set out above;

(4)	the benefits brought about by the deposit services contemplated under the China Telecom Financial Services Framework Agreement to the Group as stated above;

(5)	the funds of the member units of the Group may be efficiently utilised; and

(6)	China Telecom Finance will be able to provide the Group with potentially better rates and services than those available from major cooperative commercial banks or financial institutions;

we are of the opinion that the terms of the China Telecom Financial Services Framework Agreement are in the ordinary and usual course of business of the Group, are conducted on normal commercial terms or better, and are fair and reasonable so far as the Independent Shareholders are concerned, and the said terms and the proposed Annual Caps are in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we would advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution to approve the deposit services under the China Telecom Financial Services Framework Agreement at the EGM.

Yours faithfully, For and on behalf of
Trinity Corporate Finance Limited
Keith Jacobsen	Joanne Pong
Responsible Officer	Responsible Officer

Mr. Keith Jacobsen and Ms. Joanne Pong are licensed persons registered with the Securities and Futures Commission and responsible officers of Trinity Corporate Finance Limited, which is licensed under the SFO to carry out Type 6 (advising on corporate finance) regulated activities. Mr. Keith Jacobsen and Ms. Joanne Pong have participated in the provision of independent financial advisory services for various transactions involving companies listed in Hong Kong, and have over 25 years and 17 years of experience in the corporate finance industry respectively.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)

Mr. Yang Jie (the chairman and chief executive officer) and Mr. Ke Ruiwen (the president and chief operating officer), Directors of the Company, who also respectively serve as the chairman and director of the Parent Company, and Madam Zhu Min, a Director of the Company, who also serves as the chief accountant of the Parent Company and the chairman of China Telecom Finance.

(ii)

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group, apart from their service contracts.

(iii)

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since 31 December 2017, being the date to which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executives had any interests or short positions in the shares, underlying shares and/or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, save that Mr. Yang Jie, Mr. Ke Ruiwen, Mr. Gao Tongqing, Mr. Chen Zhongyue, Madam Zhu Min, Mr. Sui Yixun, Mr. Zhang Jianbin, Mr. Yang Jianqing and Mr. Xu Shiguang were directors or employees of the Parent Company, none of the Directors or Supervisors was a director or employee of a company which has interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors has any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and Supervisors or their respective close associates was interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2017, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7.	QUALIFICATIONS AND CONSENT

The following are the qualifications of the expert who has been named or given its opinions or advice contained or referred to in this circular:

Name	Qualifications

Trinity Corporate Finance Limited	A corporation licensed to carry out regulated activity type 6 (advising on corporate finance) under the SFO

Independent Financial Adviser issued a letter dated 27 February 2019, for the purpose of incorporation in this circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders.

As at the Latest Practicable Date, Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, statements and/or references to its name in the form and context in which it appears. Such letter and statements from and/or references of Independent Financial Adviser are given as at the date of this circular for incorporation herein in the form and context in which it happens.

As at the Latest Practicable Date, Independent Financial Adviser was not beneficially interested in the share capital of any member of the Group or did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since 31 December 2017 (being the date to which the latest published audited consolidated financial statements of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

8.	MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation or claims of material importance and no litigation or claims of material importance was known to the Directors to be pending or threatened against any member of the Group.

9.	MATERIAL CONTRACTS

No material contract (not being contracts entered into in the ordinary course of business carried out by the Group) has been entered into by any member of the Group within the two years immediately preceding the date of this circular.

10.	MISCELLANEOUS

(i)	The Company Secretary of the Company is Ms. Wong Yuk Har (CPA, CPA (Aust), FCIS, FCS).

(ii)	The registered office and head office of the Company is at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC.

(iii)

The H share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal place of business of the Company in Hong Kong at 38/F, Everbright Centre, 108 Gloucester Road, Wanchai, Hong Kong during normal business hours on any business day from the date of this circular until 18 April 2019:

(i)	the written consent letter referred to in paragraph 7 of this Appendix to this circular;

(ii)	the China Telecom Financial Services Framework Agreement;

(iii)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

(iv)	the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and

(v)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 18 April 2019 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

1.

THAT the deposit services contemplated under the China Telecom Financial Services Framework Agreement dated 1 February 2019 entered into between the Company and China Telecom Group Finance Co., Ltd., a copy of which has been initialled by the Chairman and for the purpose of identification marked “A”, together with the Annual Caps applicable thereto be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

By Order of the Board
China Telecom Corporation Limited
Wong Yuk Har
Company Secretary

Beijing, PRC, 27 February 2019

Notes:

1.	Details of the resolution stated above are set out in the circular dated 27 February 2019 of the Company.

2.

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 18 March 2019 to 18 April 2019 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 15 March 2019. Holders of H Share who are registered with Computershare Hong Kong Investor Services Limited on 18 April 2019 are entitled to attend the extraordinary general meeting.

3.

Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 27 February 2019.

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he/she so wishes.

5.

Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) on or before 28 March 2019.

6.

Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

7.	The resolution proposed at the extraordinary general meeting will be voted by poll.

8.

The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen (as the president and chief operating officer), Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 18 April 2019 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

1.

THAT the deposit services contemplated under the China Telecom Financial Services Framework Agreement dated 1 February 2019 entered into between the Company and China Telecom Group Finance Co., Ltd., a copy of which has been initialled by the Chairman and for the purpose of identification marked “A”, together with the Annual Caps applicable thereto be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

By Order of the Board
China Telecom Corporation Limited
Wong Yuk Har
Company Secretary

Beijing, PRC, 27 February 2019

Notes:

1.	Details of the resolution stated above are set out in the circular dated 27 February 2019 of the Company.

2.

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 18 March 2019 to 18 April 2019 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the extraordinary general meeting, all s hare transfers, accompanied by the r elevant share certificates, must be lodged for r eg istration w ith Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 15 March 2019. Holders of H Share who are registered with Computershare Hong Kong Investor Services Limited on 18 April 2019 are entitled to attend the extraordinary general meeting.

3.

Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 27 February 2019.

4.

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he/she so wishes.

5.

Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H shares) on or before 28 March 2019.

6.

Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

7.	The resolution proposed at the extraordinary general meeting will be voted by poll.

8.

The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen (as the president and chief operating officer), Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).